Biostar Pharmaceuticals, Inc.
No. 588 Shiji Avenue
Xiangyang City, Shaanxi Province
People's Republic of China 712046

October 13, 2017
VIA SEC EDGAR

Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attn:       Ibolya Ignat, Senior Staff Accountant
Frank Wyman, Senior Staff Accountant

Re:         Biostar Pharmaceuticals, Inc.
Form 10-K for the fiscal year ended December 31, 2016
Filed April 13, 2017
File No. 001-34708

Gentlemen:

Biostar Pharmaceuticals, Inc., a Maryland corporation, (the “Company”) hereby transmits its response to the letter received by us from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated September 14, 2017, regarding the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2016.
For your convenience, we have repeated below the Staff’s comments in bold and have followed each comment with the Company’s response.
Form 10-K for fiscal year ended December 31, 2016
Note 2--Summary of Significant Accounting Polices Principles of Consolidation, page F-8
1.          Given the seizure of your buildings and land use rights by the PRC Courts in 2015, ongoing production stoppage, your violation of financial covenants, and apparent inability to repay the bank loans, please provide us your reconsideration analysis for Aoxing Pharmaceutical, as mandated by ASC 810-10-35-4.
Response:          Given the seizure of the buildings and land use rights by the PRC Courts in 2015, the title of the seized buildings and land use rights have not been transferred. Generally, the seizure only limit the transfer of the assets to protect the interest of creditors but not the ownership and possession of the assets such that the seizure shall not change the ownership and economic control of Aoxing Pharmaceutical over these seized assets. Ronghua Wang, the Company’s Chairman and CEO is currently negotiating the terms in settling the remaining balance on the overdue loan so as to release these seized assets.

Having assessed the reconsideration events outlined in ASC 810-10-35-4 and the general practice in the PRC, we concluded that the seizure did not substantially affect both the physical ownership and the future economic inflow from the seized assets to Aoxing Pharmaceutical.
Note 3—Deposits and Other Receivables, page F-17
2.          For each intended acquisition, please provide the following information:
•	The name(s) of the counterparty(s), including whether and if so, how these parties meet the definition for related parties under ASC 850-10

•	A chronology of events, negotiations, meetings and discussions from the date of the payment of the deposit through the date of your response.

•	The specific steps necessary for completion, your assessment of the likelihood of each occurring and when you expect each to be completed.

•	The basis for your belief, including the legal terms, supporting that the deposit is returnable as of December 31, 2016 and March 31, 2017.

•	A description of the security arrangements governing the deposit.

Response:          The Company intends to acquire the following entities:
(1)          Xianyang Yongsheng Health Care Products Co., Ltd., a health care product company ("Xianyang Yongsheng"). On September 2, 2016, the parties signed a letter of intent for share acquisition. As of December 31, 2016, the Company has paid RMB 24 million of earnest money.
•	On May 15, 2017, the parties met to discuss the terms of the proposed transaction; minutes of this meeting were kept.

•
On July 20, 2017, Xianyang Yongsheng submitted its letter of commitment to the Company promising to cooperate with the Company on the proposed share acquisition on schedule and to promise a refund for default.

•	On August 26, 2017, the Company’s legal and business teams began their due diligence investigation.

(2)          Ankang Guanjia Mining Development Co., Ltd. and Ankang Zengsheng Chemical Co., Ltd. Zengsheng Chemical Co., Ltd. mainly manufactures Bas and BaSO4 while Guanjia Mining Development Co., Ltd is the supplier of the raw materials (the raw minerals from the mining company are burned and, with chemical reactions at Zengsheng Chemical Co., Ltd., and then become the basic raw material of medical BaSO4). Guanjia Mining Development Co., Ltd. has 8 km² barite area holding approximately 3 million tons of barite, BaSO4, and the market value is RMB 840 million (about USD 120 million). Currently, the verification of reserves is in process. The annual exploitation quantity is 50,000-60,000 tons. Zengsheng Chemical Co., Ltd. has two production lines, and the annual production of Bas is 20,000 tons while the annual production of BaSO4 is 12,000 tons.

•	On December 2, 2014, the parties signed project transfer contract.

•	On May 21, 2016, the parties signed supplementary agreement, and as of December 31, 2016, the total RMB 82 million was paid.

•	On April 3, 2017, in order to expand the mine, the Company and Zengsheng Chemical Co., Ltd. jointly acquired Ankang Shengxinyuan Mining Co., Ltd. As of March 31, 2017, RMB 8 million was paid.

•	On May 18, 2017, the parties reached an agreement on project acquisition and formed minutes of meeting.

•
On May 25, 2017, Guanjia Mining Development Co., Ltd. and Ankang Zengsheng Chemical Co., Ltd. submitted its letter of commitment to the Company promising to cooperate with the Company on the proposed share acquisition on schedule and to promise a refund for default.

Specific steps for completing the acquisition of the above two projects:

1.
Due diligence investigation and assets appraisal of Yongsheng Health Care Products Co., Ltd. will be completed before the end of November 2017 while the financial audit will be completed before the end of December and the project acquisition will be completed in January 2018.

2.
Reserve verification and assets appraisal of Guanjia Mining Development Co., Ltd. and Ankang Zengsheng Chemical Co., Ltd. will be completed at the end of December 2017 while the financial audit will be completed before the end of February 2018 and the project acquisition will be completed before the end of March 2018.

3.
The acquired projects have been registered in the industry and commerce authority of China and legally exist. The project transfer conforms to the requirements of laws. The lawyers assist us when we signing the contract. And we hope the acquisition will be completed on the above agreed time.

In the event the acquisition projects are completed on schedule, the two companies will not need to repay the earnest money. In case the parties fail to perform the contract, the earnest money shall be returned according to the letter of commitment, and in case the parties fail to repay the earnest money, the court decision according to the letter of commitment could be applied. Therefore, we believe that it is safe to pay the amount for project acquisition to the other party.

Very truly yours,
/s/ Ronghua Wang
Title: Chairman, Chief Executive Officer

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